Exhibit 99.64

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Protech Home Medical Corp. (the “Company”)

1019 Town Drive

Wilder, Kentucky 41076

2.	Date of Material Change

September 18, 2020

3.	News Release

A news release with respect to the material change referred to in this report was disseminated on September 21, 2020 through GlobeNewswire and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company entered into an Asset-Based Revolving Credit Facility with CIT’S Healthcare Finance business, part of its Commercial Finance division, pursuant to which the lender has agreed to advance up to $20 million at a tiered rate, this agreement has a four year maturity and may be extended pursuant to both parties agreement.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The material change is fully described in the news release attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information, please contact Hardik Mehta, Chief Financial Officer of the Company, at (859) 202-3085.

9.	Date of Report

September 28, 2020

PROTECH HOME MEDICAL SECURES US$20 MILLION SENIOR CREDIT FACILITY WITH CIT

GROUP’S HEALTHCARE FINANCE BUSINESS

PROTECH WILL USE THE FACILITY TO FURTHER BOLSTER ITS BALANCE SHEET

ENHANCING AND EXPANDING ITS ACQUSITION STRATEGY

Cincinnati, Ohio – September 21, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce that it has entered into a US$20 million senior credit facility with CIT (NYSE:CIT).

Financing Details

Protech has entered into an Asset-Based Revolving Credit Facility with CIT’S Healthcare Finance business, part of its Commercial Finance division, pursuant to which the lender has agreed to advance up to $20 million at a tiered rate, this agreement has a four year maturity and may be extended pursuant to both parties agreement.

Commentary

“This senior credit facility with CIT is truly a momentous moment for Protech and I could not be prouder of the entire team for their continued hard work that led us to this very significant moment. With this new credit facility in place, we have added another tool in our toolbox that will further enable us to take the Company through its next stage of growth with our key objectives in mind,” said Greg Crawford, Chairman and CEO of Protech. “The Credit Facility provides the Company with greatly enhanced financial flexibility and further strengthens our financial position to ensure our ability to continue to execute on our growth strategy and enhance long term shareholder value. We are extremely excited to have entered into this agreement with CIT’s Healthcare Finance business, as it further validates our model, and provides for a continued expansion of our merger and acquisition strategy. We are confident that this additional bolstering of our balance sheet will help Protech extend its presence into existing and new markets. We look forward to growing with CIT as we aim to increase our credit facility over time.”

Chief Financial Officer, Hardik Mehta added, “Our financing team worked hand in hand with CIT to pursue the successful addition of this credit facility. In these unprecedented times, we were able to work quickly to bring this facility to a close in rapid time and thank Mike Coiley and the CIT team for their efforts. In this low interest rate environment, we are confident that the credit facility, with its attractive cost of capital, will allow Protech to accelerate its acquisition pace and augment the size of its acquisition targets, both with a disciplined focus on achieving greater levels of accretion. Our team looks forward to continuing and building upon its relationship with CIT.”

William Douglass, Managing Director and Group Head of CIT’s Healthcare Finance business, added, “Protech has a sophisticated and highly experienced management team that has an unwavering commitment to excellence. We are proud to support them and we look forward to working with them as they continue to grow and prosper.”

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

ABOUT CIT

CIT is a leading national bank focused on empowering businesses and personal savers with the financial agility to navigate their goals. CIT Group Inc. (NYSE: CIT) is a financial holding company with over a century of experience and operates a principal bank subsidiary, CIT Bank, N.A. (Member FDIC, Equal Housing Lender). The company's commercial banking segment includes commercial financing, community association banking, middle market banking, equipment and vendor financing, factoring, railcar financing, treasury and payments services, and capital markets and asset management. CIT's consumer banking segment includes a national direct bank and regional branch network. Discover more at cit.com/about.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, Company, including completing additional acquisitions, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

CIT Media Relations

John Moran

(212) 461-5507

john.moran@cit.com